UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of Indictment of Former Executives for Embezzlement

On January 24, 2025, Woori Bank, one of Woori Financial Group Inc. (“Woori Financial Group”)’s subsidiaries, was notified that two of its former executive officers were indicted by the Seoul Southern District Prosecutor’s Office for allegedly violating the Act on the Aggravated Punishment of Specific Economic Crimes of Korea (embezzlement).

Indicted Former Executives	Mr. Son (Former Chairman of Woori Financial Group and Former Chief Executive Officer of Woori Bank) and Mr. Sung (Former Executive Vice President of Woori Bank)

Notification Date	January 24, 2025

Alleged Embezzlement Amount

51,745,000,000* Korean won (amounting to 0.19% of Woori Bank’s total equity on a consolidated basis as of December 31, 2024)

*  Mr. Sung was only partially involved in the embezzlement, and the alleged embezzlement amount for Mr. Sung is 37,495,000,000 Korean won

The “Alleged Embezzlement Amount” above refers to the amount stated in the indictment and is not final, and is subject to change depending on judgments by the courts.

The “Notification Date” above refers to the date on which Woori Bank received the latest indictment notice.

Woori Financial Group and Woori Bank intend to follow all proper procedures in connection with this indictment. Any material updates relating to this matter will be disclosed in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 3, 2025	By: /s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President